

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 7, 2006

Mr. Phillip Ware
Chief Executive Officer
Coastal Caribbean Oils & Minerals, Ltd.
P.O. Box 609
Apalachicola, FL 32329

      Re: Coastal Caribbean Oils & Minerals, Ltd.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 8, 2006
              File No. 1-04668

Dear Mr. Ware:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Period Ended December 31, 2005

Controls and Procedures, page 48

1.   Please amend your filing to comply with the current disclosure requirements set forth in Items 307 and 308(c) of Regulation S-K. Please contact us by telephone if you require further clarification.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 38

Stock Options, page 39

2.   We note that you apply the guidance of APB 25 to account for your employee stock based compensation and follow the disclosure provisions of SFAS 123, as amended by SFAS 148. Please comply fully with the disclosure requirements of paragraph 45c of SFAS 123, or explain to us why such disclosures are not relevant.

Exhibits

Exhibits 31.1 and 32.1

3.   Please amend your certifications to comply with the current format set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Quarter Ended September 30, 2006

General

4.   Certain comments written on your annual report on Form 10-K also pertain to the comparable areas of your Form 10-Q.

Financial Statements

5.   Please confirm the date you adopted SFAS 123(R) for your employee based stock compensation arrangements and that the adoption of the Standard did not have a material impact on your financial statements, if true.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551- 3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief